Exhibit 99.2

THIS PROXY IS SOLICITED ON BEHALF OF

THE BOARD OF DIRECTORS OF SUNRISE NEW ENERGY CO., Ltd.

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON FEBRUARY 8, 2024

The undersigned shareholder of Sunrise New Energy Co., Ltd., a Cayman Islands company (the “Company”), hereby acknowledges receipt of the Notice of Annual General Meeting of shareholders (the “Meeting”) and the Proxy Statement, each dated January 5, 2024, and hereby appoints ____________________________________ of _______________________________ or, if no person is otherwise specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held at 10:00 a.m. Eastern Time, on February 8, 2024, at Room 703, West Zone, R&D Building, Zibo Science and Technology Industrial Entrepreneurship Park, No. 69 Sanying Road, Zhangdian District, Zibo City, Shandong Province, China, with the ability given to shareholders to attend virtually at www.virtualshareholdermeeting.com/SDH2024, and to vote all shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and, (ii) in the discretion of any proxy, upon such other business as may properly come before the Meeting, all as set forth in the Notice of the Meeting and in the Proxy Statement.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the following proposals:

1.	to re-elect Mr. Haiping Hu as a director of the Company;

2.	to re-elect Ms. Chao Liu as a director of the Company;

3.	to re-elect Mr. Xiang Luo as a director of the Company;

4.	to re-elect Mr. Jian Pei as a director of the Company;

5.	to elect Mr. Xin Zhang as a director of the Company;

6.	to adopt a dual foreign name;

7.	to approve an increase to the Company’s authorized share capital;

8.	to approve a re-designation and re-classification of the Company’s authorized share capital;

9.	to amend and restate the Company’s existing memorandum and articles of association; and

10	to approve the Company’s 2024 Employee Share Incentive Plan (as defined in the Notice of Annual General Meeting).

This proxy should be marked, dated, and signed by the shareholder exactly as his or her name appears on the share certificate and be returned promptly in the enclosed envelope to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. For the proxy to be valid, the duly completed and signed form of proxy must be received not less than 48 hours before the scheduled commencement of the Meeting or any adjournment of the Meeting. Any person signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both shareholders should sign.

Please date, sign, and mail this proxy card back as soon as possible.

DETACH PROXY CARD HERE

Mark, sign, date and return this Proxy Card promptly using the enclosed envelope. Capitalised terms not otherwise defined in these resolutions have the meaning given to them in the Company’s current amended and restated articles of association.

	This Proxy Card must be received not less than 48 hours before the scheduled commencement of the annual general meeting or any adjournment thereof.	Votes must be indicated (x) in Black or Blue ink.

		FOR	AGAINST	ABSTAIN

PROPOSAL NO. 1:	It is resolved as an Ordinary Resolution that Mr. Haiping Hu be re-elected as a director of the Company to hold office until the next annual general meeting;	☐	☐	☐
PROPOSAL NO. 2:	It is resolved as an Ordinary Resolution that Ms. Chao Liu be re-elected as a director of the Company to hold office until the next annual general meeting;	☐	☐	☐
PROPOSAL NO. 3:	It is resolved as an Ordinary Resolution that Mr. Xiang Luo be re-elected as a director of the Company to hold office until the next annual general meeting;	☐	☐	☐
PROPOSAL NO. 4:	It is resolved as an Ordinary Resolution that Mr. Jian Pei be re-elected as a director of the Company to hold office until the next annual general meeting;	☐	☐	☐
PROPOSAL NO. 5:	It is resolved as an Ordinary Resolution that Xin Zhang be elected as a director of the Company to hold office until the next annual general meeting;	☐	☐	☐
PROPOSAL NO. 6:	It is resolved as a Special Resolution that the Company adopt “晖阳新能源有限公司”, being the Chinese translation of the Company’s name, as the Company’s dual foreign name;	☐	☐	☐
PROPOSAL NO. 7:	It is resolved as an Ordinary Resolution that the authorised share capital of the Company be increased from US$50,000 divided into 500,000,000 Ordinary Shares of par value US$0.0001 each to US$500,000 divided into 5,000,000,000 Ordinary Shares of par value US$0.0001 each (the Share Capital Increase);	☐	☐	☐
PROPOSAL NO. 8:

It is resolved as a Special Resolution that, subject to and immediately following the Share Capital Increase being effected, the Company re-designate and re-classify its authorised share capital as follows (the Share Capital Reorganisation):

(a) each Ordinary Share in issue immediately following the Share Capital Increase, which is expected to be 26,136,350 Ordinary Shares of par value US$0.0001 each, each be re-designated and re-classified into one Class A ordinary share of par value US$0.0001 each (the Class A Ordinary Shares);

(b) 1,500,000,000 of the remaining authorised but unissued Ordinary Shares each be re-designated and re-classified into one Class B ordinary share of par value US$0.0001 each (the Class B Ordinary Shares); and

(c) each of the remaining authorised but unissued Ordinary Shares, which is expected to be 3,473,863,650 Ordinary Shares of par value US$0.0001 each, each be re-designated and re-classified into one Class A Ordinary Share of par value US$0.0001 each;

		☐	☐	☐

PROPOSAL NO. 9:	It is resolved as a Special Resolution that, subject to and immediately following the adoption of the Company’s dual foreign name, the Share Capital Increase and/or the Share Capital Reorganisation being effected, the Company adopt a second amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s existing amended and restated memorandum and articles of association, to reflect typographical corrections, the Company’s dual foreign name, the Share Capital Increase and/or the Share Capital Reorganisation (if and to the extent each is approved by shareholders).
PROPOSAL NO. 10:

It is resolved as an Ordinary Resolution that the employee share incentive plan (the 2024 Employee Share Incentive Plan), in the form attached to the proxy statement, and the issuance of securities pursuant to the terms of the 2024 Employee Share Incentive Plan is approved and that the directors of the Company from time to time be authorised to take such action as is required or desirable under the terms of the 2024 Employee Share Incentive Plan.

This Proxy Card must be signed by the person registered in the register of members and received by the Company not less than 48 hours before the scheduled commencement of the annual general meeting or any adjournment thereof.. In the case of a shareholder that is not a natural person, this Proxy Card must be executed by a duly authorized officer or attorney of such entity.

Share Owner signs here	Co-Owner signs here

Date: